SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 25th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature
Exhibit 99-1
Exhibit 99-2

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated May 25th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
24 may, 2007
World Trade Center compensation settlement: SCOR will refer its reinsurance contract with Allianz to arbitration
Agreements concerning the World Trade Center were signed on 23 May between Silverstein Properties and various insurers, including Allianz. SCOR is a reinsurer of Allianz Global Risks U.S. Insurance on this property & casualty insurance policy.
SCOR considers that the Allianz settlement agreement does not respect the terms and conditions of the Certificate of Reinsurance between SCOR and Allianz. SCOR has already informed Allianz that this settlement exceeds the contractual requirements and contains ex gratia elements.
Under the terms of the clause set out in the Certificate of Reinsurance, SCOR has requested that this case be referred to arbitration.
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2007 Communications timetable

Payment of the EUR 0.80 per share dividend	25 May 2007
2007 First Half Results	29 August 2007
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand.
Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain important factors, risks and uncertainties that may affect the business of the SCOR group.

Exhibit 99-2
24 may, 2007
The General Meeting of Shareholders adopts all of the proposed resolutions by a wide majority
The SCOR group’s Combined General Meeting, chaired by Denis Kessler, was held in Paris on 24 May 2007. All of the resolutions proposed were adopted by a wide majority.
In particular, the Ordinary General Meeting renewed the mandates of Mssrs Denis Kessler, Antonio Borgès, Herbert Schimetschek, Claude Tendil and Daniel Valot as directors, appointed Mssrs Patrick Thourot and Luc Rougé as directors and renewed the mandate of Mr Georges Chodron de Courcel as a non-voting director.
The Extraordinary General Meeting also approved all of the resolutions within its scope of authority by a wide majority. In particular, the Board of Directors was delighted with the more than 99% approval of the transformation of SCOR into a European Company or Societas Europaea. This historic transformation, which is a first in France for a listed company, reinforces the Group’s European identity and demonstrates SCOR’s desire to be a worldwide Group anchored in Europe.
Furthermore, the Board of Directors’ meeting of 24 May 2007, convened following the decisions made in the General Meeting of the same date, unanimously re-elected Denis Kessler as Chairman and Chief Executive Office of SCOR for a period of four years. The meeting also re-elected Patrick Thourot as Chief Operating Officer.
Details of the 24 May 2007 General Meeting of Shareholders
The Ordinary General Meeting approved the following:
—	1st resolution: approval of the SCOR company accounts for the fiscal year ended 31 December 2006, with 99.37% of the votes;

—	2nd resolution: allocation of income and determination of the dividend, with 99.85% of the votes;

—	3rd resolution: approval of the SCOR consolidated accounts for the fiscal year ended 31 December 2006, with 99.35% of the votes;

—	4th resolution: approval of the agreements referred to in the statutory auditors’ special report pursuant to Article L.225-38 of the French Commercial Code, with 82.37% of the votes;

—	5th resolution: renewal of the mandate of Mr Denis Kessler as director, with 86.93% of the votes;

—	6th resolution: renewal of the mandate of Mr Antonio Borgès as director, with 71.05% of the votes;

—	7th resolution: renewal of the mandate of Mr Herbert Schimetschek as director, with 84.15%% of the votes;

—	8th resolution: renewal of the mandate of Mr Claude Tendil as director, with 87.38% of the votes;

—	9th resolution: renewal of the mandate of Mr Daniel Valot as director, with 81.34% of the votes;

—	10th resolution: appointment of Mr Patrick Thourot as director, with 84.63% of the votes;

—	11th resolution: appointment of Mr Luc Rougé as director, with 84.63% of the votes;

—	12th resolution: renewal of the mandate of Mr Georges Chodron de Courcel as non-voting director, with 83.31% of the votes;

—	13th resolution: authority granted to the Board of Directors in order to carry out transactions on the shares of the Company, with 83.66% of the votes;

—	14th resolution: powers of attorney to carry out formalities with regard to the resolutions adopted by the Ordinary General Meeting, with 99.85% of the votes;
The Extraordinary General Meeting approved the following:
—	15th resolution: approval of the conversion of the Company into a European Company or Societas Europaea and approval of the draft terms of conversion; with 99.56% of the votes;

—	16th resolution: approval of the corporate name of the Company in its new European Company form, with 99.56% of the votes;

—	17th resolution: approval of the by-laws of the Company in its new European Company form, with 96.50% of the votes;

—	18th resolution: confirmation of the continuing mandates of the current directors of the Company in its new European Company form, with 99.55% of the votes;

—	19th resolution: confirmation of the continuing mandates of the current statutory auditors of the Company in its new European Company form, with 99.55% of the votes;

—	20th resolution: authorization granted to the Board of Directors in order to reduce the share capital by cancellation of the Company’s own treasury shares, with 99.55% of the votes;

—	21st resolution: authorization granted to the Board of Directors in order to grant options to subscribe and/or purchase shares for the benefit of salaried employees and Company representatives, with 90.31% of the votes;

—	22nd resolution: authorization granted to the Board of Directors in order to freely attribute ordinary shares of the Company to salaried employees and Company representatives, with 78.21% of the votes;

—	23rd resolution: delegation of authority to the Board of Directors in order to carry out the capital increase by issuance of shares reserved for the members of savings plans (plans d’épargne), with cancellation of the preferential subscription right to the benefit of such members, with 94.31% of the votes;

—	24th resolution: aggregate ceilings of the capital increases, with 98.66% of the votes;

—	25th resolution: powers of attorney to carry out formalities with regard to the resolutions adopted by the Extraordinary General Meeting, with 99.56% of the votes.
The quorum reached 49.87% of voting rights.
2007 Communications timetable

Payment of the EUR 0.80 per share dividend	25 May 2007
2007 First Half Results	29 August 2007
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand.
Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain important factors, risks and uncertainties that may affect the business of the SCOR group.